UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1999.

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934.
         For the transition period from ______ to _______.

                          Commission file number 1-1363

                                     ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         ENVIROSOURCE, INC. SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Envirosource, Inc.
                           1155 Business Center Drive
                        Horsham, Pennsylvania 19044-3454

                         Envirosource, Inc. Savings Plan

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 1999 and 1998






                                TABLE OF CONTENTS

Reports of Independent Auditors................................................3

Audited Financial Statements

Statements of Net Assets Available for Benefits,
    as of December 31, 1999 and 1998...........................................5
Statements of Changes in Net Assets Available for Benefits,
    Years Ended December 31, 1999 and 1998.....................................6
Notes to Financial Statements..................................................7

                             Supplemental Schedules

Schedule of Assets Held for Investment Purposes...............................11
Schedule of Reportable Transactions...........................................12

                          INDEPENDENT AUDITORS' REPORT


The Envirosource, Inc. Savings Plan
  Administrative Committee:

We have audited the accompanying statement of net assets available for benefits of the Envirosource, Inc. Savings Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 31, 2000                    /s/  Hege Kramer Connell Murphy & Goldkamp, P.C.

                         REPORT OF INDEPENDENT AUDITORS


The Savings Plan Administrative Committee
Envirosource, Inc.

We have audited the accompanying statement of net assets available for benefits of the Envirosource, Inc. Savings Plan as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.


Philadelphia, Pennsylvania                           /s/ Ernst & Young LLP
May 19, 1999

                        Envirosource, Inc. Savings Plan

                Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                December 31,
                                        ----------------------------
                                            1999           1998
                                        -------------  -------------

Investments, at fair value              $ 15,747,320   $ 16,778,757

Short-term investment fund                     1,650        114,874
                                        -------------  -------------

  Total investments                       15,748,970     16,893,631

Investment income receivable                   2,543          5,860
                                        -------------  -------------

Net assets available for benefits       $ 15,751,513   $ 16,899,491
                                        =============  =============


See accompanying notes.

                        Envirosource, Inc. Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 1999 and 1998


                                          Years Ended December 31,
                                        ----------------------------
                                            1999           1998
                                        -------------  -------------

Additions:
  Contributions
    Participants                        $    942,075   $  1,067,507
    Employer                                 323,176        468,756
                                        -------------  -------------
  Total contributions                      1,265,251      1,536,263
                                        -------------  -------------

  Investment income (loss):
    Interest                                 265,964         68,911
    Dividends                              1,215,405      1,270,879
    Net depreciation in fair value
     of investments                         (514,756)    (2,177,884)
                                        -------------  -------------
  Total investment income (loss)             966,613       (838,094)
                                        -------------  -------------

  Transfer of participants' assets
    from other plans                           6,300         77,858

  Merger of Alexander Mill Services,
    Inc. plan                                203,727              -
                                        -------------  -------------

Total additions                            2,441,891        776,027

Participant withdrawals                   (3,589,869)    (5,261,090)
                                        -------------  -------------

Decrease in net assets available
  for benefits                            (1,147,978)    (4,485,063)
Net assets available for benefits at
  beginning of year                       16,899,491     21,384,554
                                        -------------  -------------

Net assets available for benefits at
  end of year                           $ 15,751,513   $ 16,899,491
                                        =============  =============

See accompanying notes.

                         Envirosource, Inc. Savings Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998


1.  DESCRIPTION OF THE PLAN

The following is a general description of the Envirosource, Inc. Savings Plan (the "Plan"). Participants should refer to the Plan document for a more complete description of its provisions.

GENERAL

The Plan is a defined contribution plan available to all salaried and certain nonunion hourly employees of Envirosource, Inc. (the "Company") who have completed one year of service, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may make tax-deferred contributions ranging from 2% to 6% of their base salaries, with the employer contributing a matching amount equal to 50% of such contributions, subject to certain limitations. Participant contributions invested in the Envirosource, Inc. Common Stock Fund were matched 100% through December 31, 1999. Beginning January 1, 2000, such contributions are matched 50%. Participants may make additional tax-deferred contributions ranging from 1% to 6% of their base salaries without further contributions by the employer up to the annual limit prescribed by the Internal Revenue Code (IRC). Participants may also make additional contributions to the Plan, subject to certain limitations, which are not tax-deferred.

PARTICIPANT ACCOUNTS

Each participant's account is credited with their contributions and allocations of the employer's contributions and Plan earnings. Allocations of employer contributions are based on participant-directed investment elections. Allocations of Plan earnings are based on each participant's account balance.

VESTING

Participants are immediately and fully vested in their Plan contributions, and any investment income thereon. Generally, participants become 20% vested in the matching contributions made by the employer (and investment income thereon) for each year of qualifying service. In addition, regardless of the years of service, participants become fully vested upon reaching age 65, death or disability, termination of the Plan, or discontinuance of matching contributions by the employer. Forfeitures of matching account balances by participants not fully vested upon termination are used to fund benefits required to be restored for formerly terminated participants. The excess, if any, is used to reduce the employer's funding of future matching contributions.

                         Envirosource, Inc. Savings Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998


1.  DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENTS OF BENEFITS

Upon termination of employment, participants receive lump-sum distributions unless they elect to receive annual benefits over a ten-year period.
Participants with account balances less than $5,000 receive lump-sum distributions only.

PARTICIPANT LOANS

A qualified participant may request a loan once in any twelve-month period, subject to the approval of the Plan's Administrative Committee. The total amount of loans outstanding at any time for a participant may not exceed the lesser of 50% of the vested balance in the participant's account, or $50,000. The loans are payable over a period of up to five years, and bear interest at market rates prevailing when the loans are made.

PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In the event the Plan is terminated, participants become fully vested in their accounts, and such amounts will be distributed to them as described in the Plan document.

ADMINISTRATIVE EXPENSES

Administrative expenses incurred by the Plan are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

In September 1999 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." This SOP simplified required disclosures for investments held in defined contribution plans, eliminating the former requirement to report participant-directed investment programs individually within the financial statements of such plans. As required by the SOP, the Plan adopted the new presentation requirements for the year ended December 31, 1999 and reclassified comparative amounts for earlier periods presented in the accompanying financial statements.

                         Envirosource, Inc. Savings Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds are stated at the quoted net asset values of the respective funds on the last business day of the Plan year. Investments in Envirosource, Inc. common stock are stated at the quoted market price of the stock. Loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued as earned. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

Participants may direct employer and employee contributions into the Envirosource, Inc. Common Stock Fund, or into any of nine mutual funds of the Vanguard Group of Mutual Funds. Vanguard funds that participants may invest in are: the Prime Money Market Fund, the Total Bond Market Index Fund, the Wellesley Income Fund, the Windsor Fund, the Total Stock Market Index Fund, the Wellington Fund, the PRIMECAP Fund, the Explorer Fund, and the International Growth Fund. Participants, upon their entry into the Plan, receive summaries of each fund's investment objectives. A more detailed prospectus for any of the investment options will be made available to participants upon request, at no cost.

The following table presents shares held and the fair value of investments representing 5% or more of net assets available for benefits at December 31, 1999 and 1998:

                                                            1999          1998
                                                       -------------  -------------

Vanguard Prime Money Market Fund, 2,588,032 and
  2,694,442 shares, respectively                       $  2,588,032   $  2,694,442
Vanguard Wellesley Income Fund, 85,472 and
  116,809 shares, respectively                            1,611,152      2,583,812
Vanguard Windsor Fund, 474,142 and 563,739
  shares, respectively                                    7,192,740      8,777,409
Vanguard Total Stock Market Index Fund, 35,480 shares     1,178,647            N/A
Vanguard PRIMECAP Fund, 24,520 shares                     1,521,968            N/A


N/A - not applicable, as fair value of investment was less than 5% of total net assets available for benefits for that plan year.

                         Envirosource, Inc. Savings Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

4.  RELATED PARTY TRANSACTIONS

At December 31, 1999, the Plan held 219,738 shares of the Envirosource, Inc. Common Stock Fund, with a fair value of $170,163. At December 31, 1998, there were 132,129 shares held with a fair value of $677,161. The decrease in net assets available for benefits during 1999 was $510,589, primarily consisting of net depreciation in fair value of the stock of $583,084, offset by contributions, net of withdrawals, of $73,711. For 1998, the decrease in net assets was $1,333,715, consisting of net depreciation of $1,630,761, offset by net contributions of $95,378, and interfund transfers of $201,668.

5.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 11, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan was amended and restated effective January 1, 1996. The Plan will apply for a new determination letter prior to the end of the 2000 plan year, or as otherwise required. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore believes that the Plan is qualified and the related trust remains tax-exempt.

6.  PLAN MERGER

During 1999, net assets representing balances of certain salaried employees of the Alexander Mill Services, Inc. 401(k) plan were transferred into the Plan. Such assets totaled $203,727 at the time of the transfer.

                        Envirosource, Inc. Savings Plan

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999

                                   DESCRIPTION OF
                                    INVESTMENT,
                                    INCLUDING
                                   INTEREST RATE,
IDENTITY OF ISSUE, BORROWER,       PAR VALUE, AND                      CURRENT
 LESSOR, OR SIMILAR PARTY        MATURITY DATE, IF ANY      COST        VALUE
-------------------------------  ---------------------  -----------  -----------

Mutual Funds:                             Shares
                                          ---------
  Vanguard Group of funds:
    Prime Money Market Fund               2,588,032     $ 2,588,032  $ 2,588,032
    Total Bond Market
      Index Fund                             46,847         467,543      447,853
    Wellesley Income Fund                    85,472       1,875,373    1,611,152
    Windsor Fund                            474,142       7,327,995    7,192,740
    Total Stock Market
      Index Fund                             35,480         995,958    1,178,647
    Wellington Fund                           5,479         162,464      153,182
    PRIMECAP Fund                            24,520       1,311,413    1,521,968
    Explorer Fund                             1,028          65,244       70,530
    International Growth Fund                 8,248         161,591      185,486
                                                        -----------  -----------

  Total Vanguard Group of funds                          14,955,613   14,949,590

Envirosource, Inc.
  Common Stock Fund*                        219,738       1,220,630      170,163

Participant Loans*               Interest rates
                                  ranging from
                                   8% to 12%                      -      627,567
                                                        -----------  -----------

Total Investment Funds                                   16,176,243   15,747,320
                                                        -----------  -----------

Wilmington Trust Company*
  Short-term Money Market Fund                1,650           1,650        1,650
                                                        -----------  -----------

Total assets held for investment purposes               $16,177,893  $15,748,970
                                                        ===========  ===========


*Indicates party-in-interest to the Plan.

                         Envirosource, Inc. Savings Plan

                       Schedule of Reportable Transactions

                          Year Ended December 31, 1999



IDENTITY OF
   PARTY                                           PURCHASE         SELLING         COST OF        NET GAIN
  INVOLVED         DESCRIPTION OF ASSETS             PRICE           PRICE           ASSET          (LOSS)
-----------------  -----------------------------  --------------  --------------  --------------  -------------

                   (i) Single transaction in excess of 5% of Plan assets
                   -----------------------------------------------------
Vanguard Group
  of Mutual Funds  Windsor Fund                   $   843,579     $         -     $   843,579     $         -

                   (iii) Series of transactions in excess of 5% of Plan assets
                   -----------------------------------------------------------

Wilmington Trust
  Company          Short-term investment fund     $ 6,942,634     $         -     $ 6,942,634    $          -
                                                            -       6,953,032       6,953,032               -
Vanguard Group
  of Mutual Funds  Prime Money Market Fund            899,849               -         899,849               -
                                                            -       1,006,254       1,006,254               -

                   PRIMECAP Fund                    1,413,459               -       1,413,459               -
                                                            -         210,433         185,892          24,541

                   Wellesley Income Fund              500,562               -         500,562               -
                                                            -       1,163,133         969,056         194,077

                   Windsor Fund                     2,087,837               -       2,087,837               -
                                                            -       3,651,787       3,435,172         216,615

                   Total Stock Market Index Fund      741,147               -         741,147               -
                                                            -         189,995         176,641          13,354


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    June 21, 2000

                                       ENVIROSOURCE, INC. SAVINGS PLAN


                                       By: /s/John C. Heenan
                                           -----------------
                                           John C. Heenan
                                           Member of the Envirosource, Inc.
                                           Savings Plan Administrative Committee

                                  EXHIBIT INDEX

Number                              Exhibit                            Page


23.1                     Consent of Independent Auditors            EX-23.1

23.2                     Consent of Independent Auditors            EX-23.2